14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

October 7, 2024

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Attn:	Ms. Cheryl Brown

Re:	RedHawk Acquisition I Corp. Draft Registration Statement on Form S-1 Filed August 9, 2024 CIK No. 0002032260

Dear Ms. Brown:

On behalf of RedHawk Acquisition I Corp. (the “Company”) and in response to the comments set forth in your letter dated September 6, 2024, we are writing to supply the information requested from the staff of the Securities and Exchange Commission (the “Staff”) in such letter. Note that we have also filed an amendment to the Company’s registration statement as part of our response to the Staff’s comments which is being filed concurrently with this response letter on EDGAR.

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Draft Registration Statement on Form S-1 Cover Page

Comment 1.

You state that you are "conducting a 'Blank Check' offering subject to Rule 419 of Regulation C." At page 9 and elsewhere in the prospectus, you suggest that you are a "special purpose acquisition company" (a "SPAC"), and you cite the new related SPAC rules. For example, you state twice at page 11 that: "The 2024 SPAC Rules may materially adversely affect our business, including our ability to negotiate and complete, and the costs associated with, our initial business combination, and results of operations." Insofar as Item 1601 of Regulation S-K defines a SPAC as a company that has indicated "that its business plan is to [c]onduct a primary offering of securities that is not subject to" Rule 419, please revise to reconcile all such inconsistent disclosures.

Response 1.

Concurrent with the filing herewith, the Company filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment”) where we have amended our disclosures on page 9 and elsewhere in the prospectus to clarify that we are not a SPAC as it is specifically defined under Item 1601 of Regulation S-K. Note also that, while we have elected to still include a summary explanation of the new SPAC rules, we have also elected to keep the risk factors as they relate to the Investment Company Act of 1940.

Comment 2.

You indicate at the bottom of (page 2) that the deposited funds will be returned to all investors if an acquisition is not consummated within 18 months of the effective date. At page 18, you suggest that the "maximum period" of the escrow is 18 months, and at page 19 you state that funds "may be held in escrow for longer than a year." Immediately following each place in the prospectus where you reference the return of funds (within five business days) after the 18-month period that Securities Act Rule 419(b)(2)(iv) specifies, please revise to confirm that funds will be returned to all investors promptly following the earlier of the periods you specify elsewhere. Make clear that the maximum length of such period would be no longer than 360 days following the effective date if there has been an extension, notwithstanding any references to an 18-month period.

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Response 2.

We have elected to change offering period to 360 days, thereby eliminating all reference to a 180-day initial offering period that may be extended by an additional 180 days at the discretion of the board of directors. We have updated the Amendment accordingly and, in the process, addressed the Staff’s comment. We have also updated our disclosures in the Amendment to address the Staff’s additional points in this comment that, “ . . . notwithstanding the required return of investors’ proceeds after 18 months from the effective date of this Prospectus pursuant to Rule 419, if the Minimum Offering is not achieved within 360 days of the effective date of this Prospectus, all subscription funds will be returned to investors . . .”

Summary Information The Offering, page 6

Comment 3.

Please revise the prospectus to state that if funds and securities are released to you from the escrow or trust account pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release. Refer Rule 419(e)(1)(ii)(A).

Response 3.

The Amendment revises the prospectus to state that, if funds and securities are released from the escrow or trust account pursuant to Rule 419(e), the prospectus shall be supplemented to indicate the amount of funds and securities released and the date of release.

Comment 4.

We note your statement that all accepted subscription agreements are irrevocable. Please clarify that any such irrevocability is subject to an investor's right of reconfirmation and, in the event applicable conditions are satisfied, the return of proceeds.

Response 4.

We have updated our disclosures in the Amendment on Pages 6 and 24 to clarify that such irrevocability is subject to an investor’s right of reconfirmation.

Comment 5.

Please revise to reconcile the suggestion at page 6 that 10% of the proceeds would be released even if an acquisition is not consummated with the statement at page 9 and elsewhere that the 10% is released only with a deal of a certain size.

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Response 5.

We have updated our disclosures throughout the Amendment to both (1) clarify that any release of 10% of the Deposited Funds would only occur after the Minimum Offering and (2) that, for added clarity, the Company may withdraw such funds in the case that the Company chooses not to withdraw such funds.

Risk Factors, page 8

Conflicts may arise relating to the location of any merger/acquisition candidates, page 17

Comment 6.

As you will have only 180 days to find a target business and given the potential conflicts you discuss here, disclose in necessary detail any current plans of your officers to form or participate in the operation of other blank check companies during the search period. If they have no such plans or current intentions, please revise the disclosure in the Directors, Executive Officers section at page 34 accordingly.

Response 6.

We have updated our disclosures in the Amendment on page 17 to indicate our officers’ plans or intentions with other blank check companies. We have also updated our disclosures on page 34 accordingly, which is also consistent with our response to the Staff’s comment #16. Note also our response to the Staff’s comment #2 which is now affects this comment as well on the 180-day period.

As a note of clarification, we believe the Staff’s statement that “you will have only 180 days to find a target business” is a typo as such time period is 18 months, not 180 days.

Use of Proceeds, page 20

Comment 7.

We note from page two that if the Minimum Offering is not achieved within 180 days of the date of this Prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees. We also note the Minimum Offering is 4,500,000 shares which represents 75% of total offering of 6,000,000 shares, or Maximum. If so, please tell us the purpose of presenting 50% Maximum. In addition, for each category of percentage of total shares in this offering presented, please revise to include the number of shares, the nature and amounts of expenses, and describe the intended use of the net proceeds. Refer to Item 504 of Regulation S-K.

Response 7.

We have amended the Use of Proceeds table in the Amendment in its entirety in response to the Staff’s comment.

Dilution, page 21

Comment 8.

We note that, upon the completion of the offering, the public shareholders will experience substantial dilution. Add a risk factor that highlights the difference in the amounts paid between your current shareholders and the new public shareholders. In particular, discuss the risk that management may be incentivized to pursue transactions that may not be financially advantageous to your public shareholders in order to avoid liquidation of the trust account.

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Response 8.

The Amendment adds a risk factor that highlights the difference in the amounts paid between our current shareholders and the new public shareholders and, in particular, discusses the risk that management may be incentivized to pursue transactions that may not be financially advantageous to public shareholders in order to avoid liquidation of the trust account.

Plan of Distribution, page 21

Comment 9.

Reconcile the statement here (and at page 24) that your shares are held by one shareholder with the tabular disclosure of beneficial ownership at page 36. Also provide updated disclosure, such as at page 14, where you provide ownership information for your president as of March 2024.

Response 9.

The Amendment reconciles the statement in the “Plan of Distribution” and at page 24 that the shares are held by one shareholder with the tabular disclosure of beneficial ownership at page 36. In addition, disclosure on page 14 now reconciles with the remaining disclosure.

Description of Securities

Series A Preferred Stock, page 25

Comment 10.

Revise to clarify who has beneficial ownership of the Series A securities, including how voting and conversion rights are determined in these circumstances.

Response 10.

The Amendment has been updated to clarify who has beneficial ownership of the Series A Preferred Stock, including how voting and conversion rights are determined in these circumstances.

Information with Respect to the Registrant Description of Business, page 28

Comment 11.

We note your disclosure here and on page 7 that you have elected not to opt out of the extended transition period as an emerging growth company. However, your disclosure on page F-7 states that you have irrevocably opted out of this extended transition period for complying with new or revised accounting standards. Please revise your disclosures throughout the filing to clarify and reconcile these statements. If you have elected to use the extended transition period, make clear in Note 1 that, as the result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response 11.

We have amended our disclosures in the Amendment to reconcile our statements that we have elected not to opt out of the extended transition period as an emerging growth company. We have also updated our disclosures pertaining to the Staff’s comment on effective dates.

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Comment 12.

We note that you are an emerging growth company and a smaller reporting company. Please provide a risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response 12.

The Amendment has been updated to provide a risk factor to disclose that, even if we no longer qualify as an emerging growth company, we may still be subject to reduced reporting requirements so long as we are a smaller reporting company.

Market Price, page 29

Comment 13.

We note your disclosure regarding your status as a shell company as defined by Rule 405 of the Securities Act. Please revise your prospectus cover page and summary to disclose that you are a shell company. We also note your Rule 144 risk factor discussion, which does not take into account your status as a shell company. Please include a new risk factor discussing the material risks associated with your shell company status, including your inability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities.

Response 13.

We have updated the cover page and summary on the Amendment to disclose that we are a shell company. In addition, we have included a new risk factor discussing the material risks associated with our shell company status, including our inability to use registration statements on Form S-8, the limitations on the ability of our security holders to use Rule 144, and the potential reduced liquidity or illiquidity of our securities.

Acquisition Opportunities, page 32

Comment 14.

Please clarify whether you will advise shareholders of the basis used to determine whether an initial business combination is fair to shareholders. If so, please tell us the manner in which you will make this disclosure.

Response 14.

Pursuant to Rule 419, the fair value of the business(es) or net assets to be acquired must represent at least 80 percent of the maximum offering proceeds. In the case that the net assets of such target meet or exceed such amount, we intend to provide disclosure thereto. In the case that the net assets of such target do not meet or exceed such amount, we intend to obtain a third-party valuation of the target’s business to support a fair value for such amount. As to whether any initial business combination is fair to shareholders, we do not intend to obtain a fairness opinion. Instead, pursuant to the reconfirmation offer, we will provide information about the target’s business, either or both of the valuation metrics described above and provide their audited financial statements so that investors have the opportunity to review information on any target to form their own opinion as to fairness and, depending on such opinion, elect to cancel or reconfirm their subscriptions.

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Comment 15.

With a view towards revised disclosure, please explain how you will make the determination that the target business has a fair market value of at least 80% of the assets held in the trust account.

Response 15.

We have revised our disclosure in the Amendment on page 32 pursuant to the Staff’s comment.

Directors, Executive Officers, Promoters and Control Persons, page 34

Comment 16.

Your descriptions of the business experience of your two officers mention no apparent involvement with other blank check companies. Please revise to reconcile those descriptions with your statement that your "officers and directors will offer [your securities] on the same basis as any other blank check company in which they are involved and to the same group of intended shareholders."

Response 16.

We have elected to delete this entire disclosure in the Amendment since the paragraph is misleading given that our current two officers are, in fact, not currently involved in any other blank check companies. We have, however, kept the statement that “any future blank check companies that are organized by our officers and directors may compete with the Company in the search for a suitable target” since our officers may be involved in other blank check companies in the future.

Comment 17.

We note your statement at page 16 that your "management anticipates devoting between 10-20 hours per month to the business of the Company." It is unclear if that is an aggregate amount to be spent by the two officers / directors collectively and also whether that includes all time spent on the company's affairs, including administrative matters. Please revise this section to state more precisely how much time you anticipate that each officer will devote to your business and to its search for a target business.

Response 17.

We have revised our disclosure in the Amendment on page 34 pursuant to the Staff’s comment.

General

Comment 18.

We note that the forum selection provision in your Bylaws filed as Exhibit 3.2 identifies "the state and federal courts located in Maricopa County, Arizona" as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

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Response 18.

This provision does not apply to action arising under the Securities Act or Exchange Act. We have added to the Amendment a section under the heading titled, “DISCLOSURE OF EXCLUSIVE FORUM SELECTION AND APPLICABILITY,” which informs investors that the provision does not apply to any actions arising under the Securities Act or Exchange Act. We will also endeavor to include this disclosure in future registration statements filed under the Securities Act and in future Annual Reports on Form 10-K.

Comment 19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response 19.

Up through the date of the filing of this Amendment, we have not provided any written information regarding the offering. With respect to what we expect to present to potential investors, please see our supplemental materials that are incorporated by reference to this response letter.

Should you have any questions, please do not hesitate to contact me at (801) 634-1984 or via email at brian@businesslegaladvisor.com.

Yours truly,

Business Legal Advisors, LLC

Brian Higley, Esq.

cc: RedHawk Acquisition I Corp.

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RedHawk Acquisition Group –
A Blank Check Company Sponsor

REDHAWK ACQUISITION GROUP

PAGE | 1

Disclosure and Disclaimer

REDHAWK
ACQUISITION GROUP

- This presentation ("Presentation") has been prepared by RedHawk Acquisition Group ("RedHawk") and is being delivered to the recipient (the "Recipient"). The Presentation and the information contained herein is confidential and shall be kept confidential. Delivery of this Presentation to anyone other than the Recipient is unauthorized and any reproduction of this Presentation, in whole or in part, or any attempt to divulge its contents, in whole or in part, without the prior written consent of RedHawk is prohibited.
- This Presentation has been prepared solely for the purpose of providing a preliminary introduction to the opportunity described in the Presentation to assist a limited number of parties in deciding whether they wish to proceed with a further review of this opportunity. Information contained herein has been compiled from management of the RedHawk and other sources which are deemed reliable, but no representations or warranties are made by RedHawk or any of its respective affiliates, employees or representatives as to the accuracy or completeness of such information or any other information (whether written or oral) made available in connection with any investigation of RedHawk. RedHawk has not independently verified any of the information set forth in this Presentation. Only those particular representations and warranties which may be made in a definitive agreement when, as and if it is executed, and subject to such limitations and restriction as may be specified in the definitive agreement, will have any legal effect.
- This Presentation does not constitute an offer or solicitation to sell or purchase any securities. The information contained in this Presentation does not purport to contain all the information that a prospective purchaser may desire. In all cases, interested parties should conduct their own investigation and analysis of RedHawk and the information contained herein. The information contained in this Presentation is not to be used for any other purpose. Except as otherwise expressly indicated, this Presentation speaks as of the date hereof. RedHawk does not undertake any obligation to update the information contained herein, correct any inaccuracies that may become apparent or provide the recipient with access to any additional evaluation material. The delivery of this Presentation does not imply that there has been no change in RedHawk's affairs after the date hereof. This Presentation is not a prospectus, disclosure document or offering document, and does not constitute an offer or invitation to apply for securities under any law. In particular, this Presentation shall not form the basis of or be relied on in connection with any contract or commitment whatsoever.
- This Presentation contains forward-looking statements. All statements other than statements of historical facts contained in this Presentation, including statements regarding RedHawk's future results of operations and financial position, financial targets, business strategy, plans and objectives for future operations, are forward-looking statements. RedHawk has based these forward-looking statements largely on its current estimates of its financial results and its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs as of the date of this Presentation. **These forward-looking statements are subject to a number of risks, uncertainties and assumptions and new risks emerge from time to time.** It is not possible for Company management to predict all risks, nor can RedHawk assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements RedHawk may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Presentation may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
- **The Recipient should not rely upon forward-looking statements as predictions of future events.** Although RedHawk believes that the expectations reflected in the forward-looking statements are reasonable, RedHawk cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither RedHawk nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, RedHawk undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this presentation, to conform these statements to actual results or to changes in RedHawk's expectations.

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RedHawk Overview / Mission

REDHAWK
ACQUISITION GROUP

Mission: Utilize a best-in-class financing structure that provides capital to high growth businesses.

- Creating an alternative to Series A venture rounds by having the capital available and access to the US public markets for future capital needs.
- Creating attractive returns for investors, while allowing them to control the investment and liquidity decisions.

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Blank Check Company Overview

Blank Check Companies and Rule 419

A blank check company is not a SPAC. A blank check company is formed for the purpose of effecting a merger or other form of business combination with an existing private company to give it access to the public markets.

RedHawk Acquisition Group relies on Rule 419 to create its blank check companies which has a lower start up cost and ongoing regulatory burden than SPACs (Special Purpose Acquisition Companies).

PAGE | 4

SPAC vs Blank Check Company (Rule 419)

SPAC > $5mm

- Requires listing on National Exchange (NYSE, NASDAQ, etc.) at IPO
- Requires IPO to trade (generally at $10 per share) before a business combination
- Requires significant corporate governance and other regulatory infrastructure to meet SEC and National Exchange requirements
- Can cost upwards of $10mm to form and complete a business combination

Blank Check Company < $5mm

- Does not require a listing on any National Exchange as part of IPO raise or business combination
- Exempt from many of the ongoing regulatory burden that SPACs have

Requirements for both SPACs and Blank Check Companies

- 2 - year PCAOB audit for target company
- IPO proceeds to be held in qualifying trust/escrow account until business combination is finalized
- Ongoing 10-Q, 10-K, and other periodic SEC reporting, or '34 Act, requirements

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RedHawk Advantages for Acquisition Candidates

REDHAWK
ACQUISITION GROUP

High growth businesses looking to raise ~$5mm have several private outlets they can utilize. Crowdfunding, Reg A, venture capital, family offices and friends and family are all outlets that they can solicit for their capital needs. We believe that, for the right businesses, a blank check company is the ideal investment vehicle.

PERPETUAL ENTITY

Target companies can build a long-term strategy around growth or acquisitions without worrying about selling within a finite lifecycle of an investment to appease investors.

ACCESS TO CAPITAL

As a public company traded in the U.S., they have access to the largest pool of investors and capital for future growth.

VALUATION ARBITRAGE

In many industries, the valuation of a public company is greater than the same private cohort group. This allows future capital raises to be less dilutive to founders, employees, and investors.

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Other Ways to Become a Public Company

REDHAWK
ACQUISITION GROUP

A blank check company merger is not the only way for a smaller company to get access to the public markets and capital.

Direct Listing

A company with enough shareholders can file a registration statement with the SEC and apply to list their company on a public exchange.

Smaller IPO

A company can register with the SEC to raise capital in an "initial public offering" and then become trading on a National Exchange.

Reverse Merger

A private company can merge with an existing public company to get access to public markets.

A RedHawk Blank Check Company provides certainty of capital for the company and eliminates many risks that can come from a reverse merger transaction.

Many smaller companies are a perfect fit for the public markets, but they are not ready to go through an IPO process and are not ready for the regulatory burden associated with being on a National Exchange.

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Acquisition Target Profile

REDHAWK
ACQUISITION GROUP

- Strong management team and advisory board
- Immediate capital need of ~$5mm
- Compelling value proposition for public market investors
- Clear operational strategy and defined budget
- Quantifiable business metrics and ratios that are used to value existing public companies.
- Desire to raise at least $25mm within 3-years with a goal of listing on a National Exchange as part of the secondary raise.

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Why Invest in a RedHawk Blank Check Company – Liquidity Control

REDHAWK
ACQUISITION GROUP

Most alternative investments are directed by a General Partner (Venture Capital / Private Equity) or by the Issuing Company (Reg A / Reg CF / Reg D). These alternative investments are generally in private companies, and a future liquidity event is at the discretion of the General Partner or Issuer.

Sell When YOU Want

Once trading publicly, blank check company investors can sell their position all at once, over time, or hold forever.* Investing in a blank check company is one of the only ways to access alternative investments while staying in control of your own liquidity.

Tax Planning

Blank check company investors can manage their personal tax liabilities by selling or holding at appropriate times directed by their tax advisor.

*Subject to trading volume limitations.

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RedHawk Team

REDHAWK ACQUISITION GROUP

Redhawk's management team represents over 95 years of collective experience in the private and public capital markets. The team represents a balanced and comprehensive skillset with members having served as CEO, CFO and on numerous public boards. The team also has significant external investment and advisory experience with public issuers. The finance, accounting, regulatory and legal experience that Redhawk retains is of paramount importance to a successful transition from private to public markets for Companies. For successful issuers, the public markets offer access to strategic capital and significant growth potential.

ALEX WALSH is a Partner at B2 Partners, an investment firm located in Scottsdale, Arizona. At B2, he leads deal origination, diligence, and execution for a lower middle market private equity strategy, investing $3-7mm of equity to support partner and management buyouts. Prior to joining B2, he worked for 15 years as an independent consultant for public and private companies with a focus on capital formation, management buyouts, M&A, and corporate finance strategy. He has a degree in Economics and Management from DePauw University where he was a three time Academic All-American on the golf team.

NEIL REITHINGER is the Managing Partner and founder of Eventus Advisory Group, LLC, a management consulting firm that specializes in on-demand finance, accounting, SEC compliance and CFO support services. He is an experienced executive with over 25 years of experience working with public companies. He has a diversified practice in a broad range of industries including life sciences, consumer products, mining, energy services and technology. He has successfully created initiatives to streamline accounting processes and SEC compliance, develop capital market strategies, restructure, and optimize operations, and spearhead due diligence for financings and acquisitions. He earned a B.S. in Accounting from the University of Arizona and is a Certified Public Accountant. He is a Member of the American Institute of Certified Public Accountants and the Arizona Society of Certified Public Accountants.

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RedHawk Team (cont'd)

REDHAWK
ACQUISITION GROUP

MATTHEW SCHISSLER is an American business executive who has served in leadership roles in several privately and publicly held companies over the past 25 years. He is most notable for having founded and managed Cord Blood America, Inc. (CBAI), a company specializing in the harvesting and storage of umbilical stem cells in the U.S. and worldwide. He currently manages a series of private investment funds both multi-family and single family, focused on a wide variety of companies exhibiting significant growth potential. Matthew also serves on Boards of Directors and Advisory Boards across various disciplines. Mr. Schissler previously served as Chairman of the Nevada Development Authority Biotech Committees and on the board of the Las Vegas Natural History Museum. He earned his B.A. in Biology from St. Mary's College of Maryland.

MARK GROBER is a Founder and Member of GHS Investments LLC with over 17 years of investing in PIPE's. Prior to launching his own funds, Mr. Grober managed the portfolio for a boutique family of funds. Before joining the family of funds in 2009, Mr. Grober worked as an analyst for an eight hundred-million-dollar hedge fund on Long Island, New York mainly focused on private investment in public equity financing. He was responsible for overseeing fifty-five portfolio companies. Mr. Grober graduated with a BA in Finance from the State University of New York at Binghamton.

SARFRAZ HAJEE has worked the last 13 years to manage several private funds that he has co-founded. Sarfraz's ancillary work includes developing and advising private businesses over a broad range of industries. Prior to his transition into finance, Sarfraz worked for a New York State Agency, a class action administration firm, and an I.T. Company. Mr. Hajee received his J.D. from Boston University and earned his Bachelor's in Philosophy Politics and Law from the State University of New York at Binghamton.

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